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                                                                      EXHIBIT 12
    COMPUTATION OF RATIO OF OPERATING INCOME RETURN ON AVERAGE TOTAL CAPITAL
                  (Dollars in Thousands, Except Percent Data)

                                                                  1995         1994         1993        1992        1991
Operating Income                                                $ 18,054     $ 12,918     $ 11,342     $10,405     $ 8,875
Total Capital at Beginning of Year                               121,999      113,369      101,176      93,487      90,150
Total Capital at End of Year                                     113,369      101,176       93,487      90,150      83,762
      Average Total Capital                                     $117,684     $107,273     $ 97,332     $91,819     $86,956
Operating Income Return on Average Total Capital                    15.3%        12.0%        11.7%       11.3%       10.2%